Cushman & Wakefield, Inc.                                              CUSHMAN &
51 West 52nd Street                                                WAKEFIELD(R).
New York, NY 10019-6178                                    Improving your place
(212) 841-7500                                                  In the world.

                                               February 6, 1997

FFCA/PIP 1986 Property Company
FFCA Management Company, LP.
17207 North Perimeter Drive
Scottsdale, Arizona 85255

Attn:    Morton H. Fleischer
         General Partner

                                     Re:      Annual Portfolio Valuation
                                              FFCA/PIP 1986 Property Company

Gentleman:

         Pursuant to your request, we have completed our analysis of properties contained in FFCA/PIP 1986 Property Company. The purpose of our analysis is twofold: to report on the physical condition of the premises and determine the lessee's compliance with the terms of the net leases agreement; and to estimate the market value of the various properties on a going concern basis subject to existing leases encumbrances for the purpose of determining the value of the leased fee interest. The valuation includes equipment lease income for most of the properties. Our opinion of value for the real properties will then be adjusted for cash on hand, notes receivable, net receivables, distributions payable and other liabilities, which information is provided by the General Partner. It should be noted that Cushman & Wakefield's opinion is restricted to the market value of the Partnership's interest in the real properties; we are not opining as to the value of the other assets or liabilities of the Partnership. Furthermore, our opinion is subject to the attached Certification and Assumptions and Limiting Conditions which have been retained in our files. The date of value was December 31, 1996.

         According to the Dictionary of Real Estate Appraisal, Third Edition, published by the Appraisal Institute, market value may be defined as:

         "The most probable price, as of a specified date, in cash, or in terms equivalent to cash, or in other precisely revealed terms for which the specified property rights should sell after reasonable exposure in a competitive market under all conditions requisite to a fair sale, with the buyer and seller each acting prudently, knowledgeably, and for self-interest, and assuming that neither is under undue duress."

         The real properties that are the subject of this valuation have been inspected by members of Cushman & Wakefield's Valuation Advisory Services Group operating under the supervision of the undersigned. Overall, the properties were viewed to be in good physical condition and generally in compliance with the net lease requirements. Individual property data relating to our reinspections will be delivered to you under separate cover and is part of our valuation.

         Our valuation addresses the market value of the leased fee interest in these properties as a going concern and considers the various net leases in effect. The vast majority of the data used for this analysis has been supplied to us by FFCA Management Company, LP., and we have relied upon their database input , various reports and financial statements. We have visited their offices in Scottsdale, Arizona and have had complete and unrestricted access to all pertinent information, and have assumed all such information to be accurate and complete. We have verified certain data and resolved any discrepancies by reconciling to Cushman & Wakefield's database. The individual property-by-property database and cash flow projections have been delivered under separate cover and are a part of our valuation.

         For the purposes of our valuation, we have determined that the highest and best use of the real properties is their continued use as travel plazas. The Income Approach to the value is relied upon as the primary appraisal technique based upon the properties' capabilities to generate net income and to be bought and sold in the investment marketplace. Neither the Cost Approach nor the Sales Comparison Approach were considered directly

Cushman & Wakefield, Inc.

Mr. Morton H. Fleischer
General Partner                        -2-                      February 6, 1997

relevant in the analysis of a travel plaza under long term lease. Within the Income Approach, the discounted cash flow method was employed, whereby anticipated future income streams over a 10 year holding period and a reversionary value (sale at the end of the tenth year) are discounted via a market derived rate to a net present value estimate utilizing a proprietary cash flow model. Anticipated rental income as well as deductions for management fees and administrative expenses are analyzed over the holding period. Consideration has also been given to direct capitalization of estimated 1997 net income.

         FFCA/PIP 1986 Propery Company contains 11 travel plaza properties that are net leased to CFJ Properties, Flying J. Inc., or franchisees that operate Flying J Travel Plazas. Gross proceeds originally raised by this Partnership amounted to $51,687,000 (51,687 units @ $1,000 per unit). As of December 31, 1996, $2,050,000 of capital was returned to the partners, maintaining the adjusted gross proceeds raised at $49,637,000 or $960.34 per unit. Of this amount, adjusted net proceeds invested in the properties contained in this Partnership amounted to $37,069,375 after adjusting for organization costs and sales commissions. The Partnership was fully invested as of September 1988.

         Considering all of the above factors, it is our opinion that the market value of the leased fee interest in the 11 properties an a going concern basis subject to existing lease encumbrances, as of December 31, 1996 was:

             FIFTY ONE MILLION NINE HUNDRED TWENTY THOUSAND DOLLARS
                                   $51,920,000

         The aggregate market value of the leased fee interest in the 11 properties is $51,920,000 as adjusted by cash on hand, net receivables and notes receivable of $2,627,497 less distributions payable and other liabilities of $1,495,834 as provided by the General Partner resulting in a total of $53,051,663. This total as of December 31, 1996 represents an 43.11 percent increase above the adjusted net proceeds. Dividing the total value by the 51,687 outstanding units results in an indicated value per unit investment of $1,026.40 which represents an increase of 6.88 percent from the adjusted unit investment of $960.34.

         The continued favorable performance of the Partnership, in our opinion, is directly attributable to the quality of management and the numerous safeguards built into the acquisition and management program. Our due diligence has revealed that when problems arise, management has acted prudently in avoiding defaults and delinquent rent payments, working effectively with franchisees and franchisors.

         We certify that neither Cushman & Wakefield, Inc. nor the undersigned have any present or prospective interest in the Partnership's properties, and we have no personal interest or bias with respect to the parties involved. To the best of our knowledge and belief, the facts upon which the analysis and conclusions were based are materially true and correct. No one other than the undersigned assisted by members of our staff who performed inspections of the properties, performed the analyses and reached the conclusions resulting in the opinion expressed in this letter. Our fee for this assignment was not contingent on any action or event resulting from the analysis, opinions or conclusions in, or the use of, this analysis. Our analysis has been prepared subject to the Departure Provision of the Uniform Standards of Professional Practice of the Appraisal Foundation and the Code of Professional Ethics and the Standards of Professional Appraisal Practice of the Appraisal Institute. The use of this report is subject to the requirements of the Appraisal Institute relating to review by its duly authorized representatives. As of the date of this report, the undersigned have completed the requirements of the continuing education program of the Appraisal Institute.

Respectfully submitted;

CUSHMAN & WAKEFIELD, INC.


/s/ Matthew C. Mondanile                 /s/ Brian R. Corcoran                  /s/ Frank P. Liantonio
Matthew C. Mondanile, MAI                Brian R. Corcoran, MAI, CRE            Frank P. Liantonio, MAI, CRE
Senior Director                          Executive Managing Director            Executive Managing Director
Valuation Advisory Services              Valuation Advisory Services            Valuation Advisory Services